Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-262557
The Toronto-Dominion Bank $1,000,000 Nasdaq-100 Index®-Linked Notes due May 8, 2023

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (May 8, 2023) is based on the performance of the Nasdaq-100 Index® as measured from the pricing date (April 26, 2022) to and including the valuation date (May 4, 2023).
If the final level on the valuation date is greater than or equal to the initial level of 13,009.71, the return on your notes will be positive or zero and will equal the percentage change (which is the percentage increase or decrease in the final level from the initial level), subject to the maximum upside payment amount of $1,050.00 for each $1,000 principal amount of your notes.
If the final level is less than the initial level but greater than or equal to the buffer level of 75.15% of the initial level, the return on your notes will equal the absolute value of the percentage change. For example, if the percentage change is -10%, the absolute value of the percentage change will be +10%.
If the final level is less than the buffer level, the return on your notes will be negative and you will lose approximately 1.3307% of the principal amount of your notes for every 1% that the final level has declined below the buffer level. Despite the inclusion of the buffer level, due to the downside multiplier of approximately 133.07% you may lose your entire principal amount.
At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:
●
if the final level is greater than or equal to the initial level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the percentage change, subject to the maximum upside payment amount;

●
if the final level is less than the initial level but greater than or equal to the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute value of the percentage change; or

●
if the final level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the downside multiplier  times (c) the sum of the percentage change plus the buffer percentage of 24.85%. You will receive less than the principal amount of your notes.

The notes do not guarantee the return of principal at maturity.
The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed or displayed on any securities exchange or electronic communications network.
You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” beginning on page P-7 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement, the product supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the notes at the time the terms of your notes were set on the pricing date was $984.60 per $1,000 principal amount, which is less than the public offering price listed below. See “Additional Information Regarding the Estimated Value of the Notes” on the following page and “Additional Risk Factors” beginning on page P-7 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
	Public Offering Price	Underwriting Discount[1]	Proceeds to TD1
Per Note	$1,000.00	$10.30	$989.70
Total	$1,000,000.00	$10,300.00	$989,700.00

1 See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

TD Securities (USA) LLC
Pricing Supplement dated April 26, 2022

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.
We, TD Securities (USA) LLC (“TDS”) or any of our affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we, TDS or any of our affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.
Additional Information Regarding the Estimated Value of the Notes
The final terms for the Notes were determined on the Pricing Date, based on prevailing market conditions, and are set forth in this pricing supplement. The economic terms of the Notes are based on TD’s internal funding rate (which is TD’s internal borrowing rate based on variables such as market benchmarks and TD’s appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD’s affiliates expect to earn in connection with structuring the Notes, the estimated cost TD may incur in hedging its obligations under the Notes and the estimated development and other costs which TD may incur in connection with the Notes. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected to have had an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value for the Notes. The initial estimated value was determined by reference to TD’s internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and TD’s internal funding rate. For more information about the initial estimated value, see “Additional Risk Factors” herein. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities”.
TD’s estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which TDS may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, TDS or another affiliate of TD’s intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market, if any, may exceed TD’s estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Pricing Date because, in its discretion, TD may elect to effectively reimburse to investors a portion of the estimated cost of hedging its obligations under the Notes and other costs in connection with the Notes which TD will no longer expect to incur over the term of the Notes. TD made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement TD may have with the distributors of the Notes. The amount of TD’s estimated costs which is effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and TD may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Notes based on changes in market conditions and other factors that cannot be predicted.
If a party other than TDS or its affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly less.
We urge you to read the “Additional Risk Factors” in this pricing supplement.

Summary
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product supplement and the prospectus.
Issuer:	The Toronto-Dominion Bank (“TD”)
Issue:	Senior Debt Securities, Series E
Type of Note:	Nasdaq-100 Index®-Linked Notes (the “Notes”)
Term:	Approximately 12 months
Reference Asset:	Nasdaq-100 Index® (Bloomberg Ticker: NDX)
CUSIP / ISIN:	89114VDE4 / US89114VDE48
Agent:	TD Securities (USA) LLC (“TDS”)
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:
$1,000 per Note; $1,000,000 in the aggregate for all the offered Notes; the aggregate Principal Amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of this pricing supplement.

Pricing Date:	April 26, 2022
Issue Date:	May 3, 2022
Valuation Date:	May 4, 2023, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes—Valuation Date(s)” in the product supplement.
Maturity Date:	May 8, 2023, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes—Maturity Date” in the product supplement.

Payment at Maturity:
For each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:
●      if the Final Level is greater than or equal to the Cap Level, the Maximum Upside Payment Amount;
●      if the Final Level is greater than or equal to the Initial Level but less than the Cap Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Percentage Change;
●       if the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Absolute Percentage Change; or
In this case, due to the Buffer Level, you will benefit from the Absolute Percentage Change only by up to the Buffer Percentage and the Payment at Maturity will be limited to $1,248.50.
●      if the Final Level is less than the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Downside Multiplier times (c) the sum of the Percentage Change plus the Buffer Percentage.
If the Final Level is less than the Buffer Level, the investor will receive less than the Principal Amount of the Notes at maturity and may lose their entire Principal Amount.
All amounts used in or resulting from any calculation relating to the Payment at Maturity will be rounded upward or downward, as appropriate, to the nearest cent.

Cap Level:	105.00% of the Initial Level
Buffer Percentage:	24.85%
Buffer Level:	9,776.797065, which is 75.15% of the Initial Level
Downside Multiplier:	The quotient of the Initial Level divided by the Buffer Level, expressed as a percentage, which is approximately 133.07%
Maximum Upside Payment Amount:	$1,050.00 per $1,000 Principal Amount of the Notes (105.000% of the Principal Amount of the Notes).
Percentage Change:	The quotient of (1) the Final Level minus the Initial Level divided by (2) the Initial Level, expressed as a percentage.
Absolute Percentage Change:	The absolute value of the Percentage Change, expressed as a percentage. For example, a -10% Percentage Change will equal a +10% Absolute Percentage Change.
Initial Level:	13,009.71
Final Level:
The Closing Level of the Reference Asset on the Valuation Date, except in the limited circumstances described under “General Terms of the Notes—Market Disruption Events” and subject to adjustment as provided under “General Terms of the Notes—Unavailability of the Level of, or Change in Law Event Affecting, the Reference Asset; Modification to Method of Calculation” in the product supplement.

Closing Level:
The Closing Level of the Reference Asset will be the closing level of the Reference Asset or any successor index (as defined in the product supplement) on any Trading Day for the Reference Asset, as displayed on Bloomberg Professional® service (“Bloomberg”) page “NDX <INDEX>” or any successor page on Bloomberg or any successor service, as applicable.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City.
U.S. Tax Treatment:
By purchasing a Note, each holder agrees, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as prepaid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Please see the discussion below under “Material U.S. Federal Income Tax Consequences”.

Canadian Tax Treatment:	Please see the discussion in the product supplement under “Supplemental Discussion of Canadian Tax Consequences”, which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Description of the Debt Securities — Forms of the Debt Securities” and “Ownership, Book-Entry Procedures and Settlement” in the prospectus.

Canadian Bail-in:	The Notes are not bail-inable debt securities (as defined in the prospectus) under the Canada Deposit Insurance Corporation Act.
Change in Law Event:	Not applicable, notwithstanding anything to the contrary in the product supplement.

Additional Terms of Your Notes
You should read this pricing supplement together with the prospectus, as supplemented by the product supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product supplement; and last, the prospectus. The Notes vary from the terms described in the product supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” herein, “Additional Risk Factors Specific to the Notes” in the product supplement and “Risk Factors” in the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors concerning an investment in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
◾	Prospectus dated March 4, 2022: http://www.sec.gov/Archives/edgar/data/947263/000119312522066245/d203088d424b3.htm
◾	Product Supplement MLN-EI-1 dated March 4, 2022: http://www.sec.gov/Archives/edgar/data/947263/000114036122008011/brhc10034639_424b3.htm
Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors
The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product supplement and “Risk Factors” in the prospectus.
You should carefully consider whether the Notes are suited to your particular circumstances. Accordingly, investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to Return Characteristics
Principal at Risk.
Investors in the Notes could lose their entire Principal Amount if there is a decline in the level of the Reference Asset by more than the Buffer Percentage. If the Final Level is less than the Buffer Level, you will lose a portion of each $1,000 Principal Amount in an amount equal to the product of (i) the Downside Multiplier times (ii) the sum of the negative Percentage Change plus the Buffer Percentage times (iii) $1,000. Specifically, you will lose approximately 1.3307% of the Principal Amount of each of your Notes for every 1% that the Final Level is less than the Initial Level in excess of the Buffer Percentage and you may lose your entire Principal Amount.
The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.
There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.
Your Potential Return on the Notes Is Limited.
Your potential return on the Notes will be limited due to the Cap Level and the Buffer Level. The opportunity to participate in the possible increases in the level of the Reference Asset is limited because of the Cap Level. If the Final Level is greater than or equal to the Cap Level, the Payment at Maturity will be limited to the Maximum Upside Payment Amount. Therefore, if the appreciation of the level of the Reference Asset exceeds the Cap Level, the Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security directly linked to the performance of the Reference Asset.
In addition, the opportunity to participate in the possible decline in the level of the Reference Asset is limited because of the Buffer Level. If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, the Payment at Maturity will be limited to $1,248.50. You will benefit from the Absolute Percentage Change only if the Final Level has not declined to less than the Buffer Level.  If the Final Level is less than the Buffer Level, the Notes will not provide the opportunity to receive the Absolute Percentage Change and, instead, you will receive less than the Principal Amount of the Notes at maturity and may lose your entire Principal Amount.
The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.
The Final Level will be the Closing Level of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Level of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the Closing Level of the Reference Asset prior to such drop in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of your Notes may be higher or lower than the Final Level, as applicable, you will benefit from the Closing Level of the Reference Asset only on the Valuation Date.
You Will Not Have Any Rights to the Reference Asset Constituents and the Absolute Return Feature is Not the Same as Taking a Short Position directly in the Reference Asset or the Reference Asset Constituents.
As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset Constituents would have. The Final Level will not reflect any dividends paid or other distributions made on any Reference Asset Constituents.
Furthermore, holding the Notes is not the same as taking a short position directly in the Reference Asset or Reference Asset Constituents because you will not benefit from any decline in the level of the Reference Asset if the Final Level is less than the Buffer Level, as discussed further under “—Your Potential Return on the Notes Is Limited” above. Additionally, if you actually took a short position in the Reference Asset or a Reference Asset Constituent, you would be required to pay dividend payments (if any) to the entity that lends you such Reference Asset Constituent for your short sale and you would receive certain interest payments (the short interest rebate) from the lender.
If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Less Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.
The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be less than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to Principal Amount. For example, if you purchase your Notes at a premium to Principal Amount, the Cap Level and the limit on the Absolute Percentage Change implied by the Buffer Level will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount. Similarly, the Buffer Level, while still providing some protection for the return on the Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount.
Risks Relating to Characteristics of the Reference Asset
There Are Market Risks Associated with the Reference Asset.
The level of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset, the securities included in the Reference Asset (the “Reference Asset Constituents”) and their issuers (the “Reference Asset Constituent Issuers”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. In addition, recently, the coronavirus infection has caused volatility in the global financial markets and a slowdown in the global economy. Coronavirus or any other communicable disease or infection may adversely affect the Reference Asset Constituent Issuers and, therefore, the Reference Asset. You, as an investor in the Notes, should make your own investigation into the Reference Asset, the Reference Asset Constituents and the Reference Asset Constituent Issuers. For additional information, see “Information Regarding the Reference Asset” herein.
The Reference Asset Reflects Price Return, not Total Return.
The return on your Notes is based on the performance of the Reference Asset, which reflects the changes in the market prices of the Reference Asset Constituents. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset Constituents. The return on your Notes will not include such a total return feature or dividend component.
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.
Nasdaq, Inc. (the “Index Sponsor”) is not an affiliate of ours and will not be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the Payment at Maturity. The Index Sponsor does not have any obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of, or any amount payable on, the Notes. None of our proceeds from any issuance of the Notes will be paid to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.
As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Reference Asset, Which May Have an Adverse Effect on the Level of the Reference Asset and on Your Notes.
Pursuant to the Reference Asset methodology, the Index Sponsor retains the right, from time to time, to exercise reasonable discretion as it deems appropriate in order to ensure index integrity, including, but not limited to, changes to quantitative inclusion criteria. The Index Sponsor may also, due to special circumstances, apply discretionary adjustments to ensure and maintain quality of the Reference Asset. Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by the Index Sponsor in a manner that materially and adversely affects the level of the Reference Asset and, therefore, the market value of, and return on, your Notes. The Index Sponsor is not obligated to, and will not, take account of your interests in exercising the discretion described above.

The Notes are Subject to Risks Associated with Non-U.S. Companies.
The Notes are subject to risks associated with non-U.S. companies because certain of the Reference Asset Constituents may be the stocks of companies incorporated in one or more non-U.S. countries. Investments linked to the value of non-U.S. companies involve particular risks. For example, non-U.S. companies are likely subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Additionally, the prices of securities of non-U.S. companies are subject to political, economic, financial and social factors that are unique to such non-U.S. country’s geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable non U.S. government’s economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.
Market Disruption Events and Postponements.
The Valuation Date, and therefore the Maturity Date, are subject to postponement as described in the product supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product supplement.
Risks Relating to Estimated Value and Liquidity
TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Pricing Date) is Less Than the Public Offering Price of the Notes.
TD’s initial estimated value of the Notes is only an estimate. TD’s initial estimated value of the Notes is less than the public offering price of the Notes. The difference between the public offering price of the Notes and TD’s initial estimated value reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging its obligations under the Notes with a third party. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.
TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities.
TD’s initial estimated value of the Notes and TDS’s estimated value of the Notes at any time are determined by reference to TD’s internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for TD’s conventional fixed-rate debt securities and the borrowing rate TD would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, TD’s view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for TD’s conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for TD’s conventional fixed-rate debt securities, or the borrowing rate TD would pay for its conventional fixed-rate debt securities were to be used, TD would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.
TD’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From Others’ (Including TDS’s) Estimates.
TD’s initial estimated value of the Notes was determined by reference to its internal pricing models when the terms of the Notes were set. These pricing models take into account a number of variables, such as TD’s internal funding rate on the Pricing Date, and are based on a number of assumptions as discussed further under “Additional Information Regarding the Estimated Value of the Notes” herein. Different pricing models and assumptions (including the pricing models and assumptions used by TDS) could provide valuations for the Notes that are different from, and perhaps materially less than, TD’s initial estimated value. Therefore, the price at which TDS would buy or sell your Notes (if TDS makes a market, which it is not obligated to do) may be materially less than TD’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.
The Estimated Value of the Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Less Than the Public Offering Price of Your Notes and May Be Less Than the Estimated Value of Your Notes.
The estimated value of the Notes is not a prediction of the prices at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be less than the public offering price of your Notes. As a result, the price at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be less than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.
The Temporary Price at Which TDS May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market (if TDS makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Pricing Date of the Notes, as discussed further under “Additional Information Regarding the Estimated Value of the Notes.” The price at which TDS may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.
When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:
•	the level of the Reference Asset;
•	the volatility – i.e., the frequency and magnitude of changes – in the level of the Reference Asset;
•	the dividend rates, if applicable, of the Reference Asset Constituents;
•	economic, financial, regulatory and political, military or other events that may affect the prices of any of the Reference Asset Constituents and thus the level of the Reference Asset;
•	interest rate and yield rates in the market;
•	the time remaining until your Notes mature;
•	any fluctuations in the exchange rate between currencies in which the Reference Asset Constituents are quoted and traded and the U.S. dollar, as applicable; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.
These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the Principal Amount of your Notes.
The future levels of the Reference Asset cannot be predicted. The actual change in the level of the Reference Asset over the term of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Reference Asset or to the hypothetical examples shown elsewhere in this pricing supplement.
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.
There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. TDS and our affiliates may make a market for the Notes; however, they are not required to do so. TDS and our affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset and, as a result, you may suffer substantial losses.
If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.
Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset increases above the Initial Level during the term of the Notes or declines but remains greater than the Buffer Level, the market value of your Notes may not increase and could decline.

Risks Relating to Hedging Activities and Conflicts of Interest
The Agent Discount, if any, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be less than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect any dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to any compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for the dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to any compensation they would receive for the sale of the Notes.
Trading and Business Activities by TD and Our Affiliates May Adversely Affect the Market Value of, and Any Amount Payable on, the Notes.
TD and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Asset or prices of one or more Reference Asset Constituents, and we or they may adjust these hedges by, among other things, purchasing or selling any of the foregoing at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of, and any amount payable on, the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the performance of the Reference Asset or one or more Reference Asset Constituents.
These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.
We and our affiliates may, at present or in the future, engage in business with one or more Reference Asset Constituent Issuers, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between us and our affiliates obligations, and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these business activities by us or one or more of our affiliates may affect the level of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of, and any amount payable on, the Notes.
There Are Potential Conflicts of Interest Between You and the Calculation Agent.
The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Because this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Because this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the product supplement.
Risks Relating to General Credit Characteristics
Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.
Although the return on the Notes will depend on the Final Level of the Reference Asset, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured debt obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.
Risks Relating to Canadian and U.S. Federal Income Taxation
Significant Aspects of the Tax Treatment of the Notes Are Uncertain.
Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled “Material U.S. Federal Income Tax Consequences” herein and in the product supplement.
For a discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product supplement under “Supplemental Discussion of Canadian Tax Consequences”.
If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.
General Risk Factors
We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.
At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of this pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of this pricing supplement.

Hypothetical Returns
The examples set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Reference Asset on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.
The examples below are based on a range of Final Levels that are entirely hypothetical; the levels of the Reference Asset on any day throughout the term of the Notes, including the Final Level on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past—meaning that the level of the Reference Asset has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes were set on the Pricing Date is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Pricing Date) is Less Than the Public Offering Price of the Notes.” in this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.
Key Terms and Assumptions
Principal Amount	$1,000
Cap Level	105.000% of the Initial Level
Maximum Upside Payment Amount	$1,050.00
Buffer Level	75.15% of the Initial Level
Downside Multiplier	Approximately 133.07%
Buffer Percentage	24.85%
Neither a market disruption event nor a non-Trading Day occurs on the originally scheduled Valuation Date
No change in or affecting any of the Reference Asset Constituents or the method by which the Index Sponsor calculates the Reference Asset
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date
The actual performance of the Reference Asset over the term of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical levels of the Reference Asset during recent periods, see “Information Regarding the Reference Asset—Historical Information” below.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Reference Asset Constituents.

The levels in the left column of the table below represent hypothetical Final Levels and are expressed as percentages of the Initial Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Level, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would pay for each $1,000 of the outstanding Principal Amount of the offered Notes on the Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Level and the assumptions noted above.

Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	105.000%
140.000%	105.000%
130.000%	105.000%
120.000%	105.000%
110.000%	105.000%
105.000%	105.000%
104.000%	104.000%
103.000%	103.000%
102.000%	102.000%
100.000%	100.000%
95.000%	105.000%
90.000%	110.000%
85.000%	115.000%
75.150%	124.850%
74.150%	98.669%
70.000%	93.147%
50.000%	66.534%
25.000%	33.267%
0.000%	0.000%

If, for example, the Final Level were determined to be 25.000% of the Initial Level, the Payment at Maturity that we would pay on your Notes at maturity would be approximately 33.267% of the Principal Amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the Principal Amount and held them to the Maturity Date, you would lose approximately 66.733% of your investment (if you purchased your Notes at a premium to Principal Amount you would lose a correspondingly higher percentage of your investment). If the Final Level were determined to be 0.000% of the Initial Level, you would lose 100.000% of your investment in the Notes.
Furthermore, if the Final Level were determined to be 90.000% of the Initial Level, the Absolute Percentage Change would be 10.000% and the Payment at Maturity that we would pay on your Notes would be 110.000% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result of the Buffer Level, if the Final Level were determined to be less than the Initial Level but greater than or equal to 75.150% of the Initial Level, your potential return would be capped at 124.850% of each $1,000 Principal Amount of your Notes, as shown in the table above.
In addition, if the Final Level were determined to be 120.000% of the Initial Level, the Payment at Maturity that we would pay on your Notes at maturity would be capped at the Maximum Upside Payment Amount, or 105.000% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any increase in the Final Level of greater than 105.000% of the Initial Level.
The Payments at Maturity shown above are entirely hypothetical; they are based on hypothetical levels of the Reference Asset that may not be achieved on the Valuation Date and assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly less than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors — Risks Relating to Estimated Value and Liquidity — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in this pricing supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Reference Asset and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Final Level, which will be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding the Reference Asset
Nasdaq-100 Index®
The Nasdaq-100 Index®, which we also refer to in this description as the “Reference Asset”:
•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	has a base date of January 31, 1985, with a base value of 125.00, as adjusted; and
•	is calculated, maintained and published by Nasdaq, Inc. (the “Index Sponsor”).
The Nasdaq-100 Index® is designed to measure the performance of 100 of the largest Nasdaq listed non-financial stocks. The Nasdaq-100 Index® is a “price return” index and is calculated using a modified market capitalization-weighted methodology. We have derived all information contained in this document regarding the Nasdaq-100 Index® from publicly available information. Additional information about the Nasdaq-100 Index® (including sectors and sector weights and top constituents) is available on the following website: indexes.nasdaqomx.com/Index/Overview/NDX. We are not incorporating by reference the website or any material it includes in this document or any document incorporated herein by reference.
Security Eligibility Criteria
Eligible security types generally include American depositary receipts, common stocks, ordinary shares, and tracking stocks. Companies organized as real estate investment trusts are not eligible for index inclusion. If the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the underlying security and the total shares outstanding (“TSO”) is the actual depositary shares outstanding as reported by the depositary banks.
If an issuer has listed multiple security classes, all security classes are eligible, subject to meeting all other security eligibility criteria.
The issuer of the security's primary U.S. listing must exclusively be listed on the Nasdaq Global Select Market or the Nasdaq Global Market. If the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a registered options market in the U.S. or be eligible for listed options trading on a registered options market in the U.S.
The security must be classified as a non-financial company (any industry other than Financials) according to the Industry Classification Benchmark, a product of FTSE International Limited that is used under license.
There is no market capitalization eligibility criterion. Each security must have a minimum average daily trading volume of 200,000 shares (measured over the three calendar months ending with the month that includes the reconstitution reference date).
The security must have traded for at least three full calendar months, not including the month of initial listing, on an eligible exchange, which includes Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American or CBOE BZX. Eligibility is determined as of the constituent selection reference date, and includes that month. There is no float eligibility criterion.
The issuer of the security generally may not currently be in bankruptcy proceedings.
The issuer of the security generally may not have entered into a definitive agreement or other arrangement that would make it ineligible for index inclusion and where the transaction is imminent as determined by the Nasdaq Index Management Committee.
Index Calendar
Nasdaq selects constituents once annually in December. The security eligibility criteria are applied using market data as of the end of October and TSO as of the end of November. Index reconstitutions are announced in early December and become effective after the close of trading on the third Friday in December.
The Nasdaq-100 Index® is rebalanced on a quarterly basis in March, June, September and December. The Nasdaq-100 Index® rebalance uses the TSO and last sale price of all Reference Asset Constituents as of the prior month-end (February, May, August and November respectively). Index rebalance changes are announced in early March, June, September and December and become effective after the close of trading on the third Friday in March, June, September and December. A special rebalance may be conducted at any time based on the weighting restrictions described in the index rebalance procedure if it is determined to be necessary to maintain the integrity of the Nasdaq-100 Index®.

Constituent Selection
A reconstitution is conducted on an annual basis, at which time all eligible issuers, ranked by market capitalization, are considered for index inclusion based on the following order of criteria.
•	The top 75 ranked issuers will be selected for inclusion in the Nasdaq-100 Index®.
•	Any other issuers that were already members of the Nasdaq-100 Index® as of the reconstitution reference date and are ranked within the top 100 are also selected for inclusion in the Nasdaq-100 Index®.
•
In the event that fewer than 100 issuers pass the first two criteria, the remaining positions will first be filled, in rank order, by current index members that were in the top 100 at the previous reconstitution but are ranked in positions 101-125 in the current reconstitution.

•
In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the Nasdaq-100 Index® as of the reference date.

Constituent Weighting
Constituent Weighting Scheme
The Nasdaq-100 Index® is a modified market capitalization-weighted index.
Constituent Weighting Process
The Nasdaq-100 Index®’s quarterly weight adjustment employs a two-stage weight adjustment scheme according to issuer- level constraints.
Reference Asset Constituents’ initial weights are determined using up to two calculations of market capitalization: TSO-derived market capitalization and index share-derived market capitalization. TSO-derived market capitalization is defined as a security’s last sale price times its total shares outstanding. Index share-derived market capitalization is defined as a security’s last sale price times its updated index shares as of the prior month end. Both TSO-derived and index share-derived market capitalizations can be used to calculate TSO-derived and index share-derived initial index weights by dividing each index security’s (TSO- or index share-derived) market capitalization by the aggregate (TSO- or index share-derived) market capitalization of all Reference Asset Constituents.
When the rebalance coincides with the reconstitution, only TSO-derived initial weights are used. When the rebalance does not coincide with the reconstitution, index share-derived initial weights are used when doing so results in no weight adjustment; otherwise, TSO-derived weights are used in both stages of the weight adjustment procedure. Issuer weights are the aggregated weights of the issuers’ respective Reference Asset Constituents.
Stage 1. If no initial issuer weight exceeds 24%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted to meet the following Stage 1 constraint, producing the Stage 1 weights:
•	No issuer weight may exceed 20% of the Nasdaq-100 Index®.
Stage 2. If the aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted to meet the following Stage 2 constraint, producing the final weights:
•	The aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% is set to 40%.
Annual Weight Adjustment
The Nasdaq-100 Index®’s annual weight adjustment employs a two-stage weight adjustment scheme according to security-level constraints. Reference Asset Constituents’ initial weights are determined via the quarterly weight adjustment procedure.
Stage 1. If no initial security weight exceeds 15%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted to meet the following Stage 1 constraint, producing the Stage 1 weights:
•	No security weight may exceed 14% of the Nasdaq-100 Index®.
Stage 2. If the aggregate weight of the subset of Reference Asset Constituents with the five largest market capitalizations is less than 40%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted to meet the following constraints, producing the final weights:
•	The aggregate weight of the subset of Reference Asset Constituents with the five largest market capitalizations is set to 38.5%.

•
No security with a market capitalization outside the largest five may have a final index weight exceeding the lesser of 4.4% or the final index weight of the index security ranked fifth by market capitalization.

Nasdaq-100 Index® Calculation
The discussion below describes the “price return” calculation of the Nasdaq-100 Index®. As compared to the gross total return or net total return versions of the Nasdaq-100 Index®, the price return version is ordinarily calculated without regard to ordinary cash dividends on the Nasdaq-100 Index® stocks. However, all Nasdaq-100 Index® calculations reflect special cash dividends.
The Nasdaq-100 Index® is a modified market capitalization-weighted index. The value of the Nasdaq- 100 Index® equals the Nasdaq-100 Index® market value divided by the Nasdaq-100 Index® divisor. The overall Nasdaq-100 Index® market value is the aggregate of each Nasdaq-100 Index® stock’s market value, as may be adjusted for any corporate actions. A Nasdaq-100 Index® stock’s market value is determined by multiplying the last sale price by the number of shares of the index security included in the Nasdaq-100 Index®. In other words, the value of the Nasdaq-100 Index® is equal to (i) the sum of the products of (a) the index shares of each of the Nasdaq-100 Index® stocks multiplied by (b) each such stock’s last sale price (adjusted for corporate actions, if any), divided by (ii) the divisor of the Nasdaq-100 Index®.
The price return Nasdaq-100 Index® divisor is calculated as the ratio of (i) the start of day market value of the Nasdaq-100 Index® divided by (ii) the previous day Nasdaq-100 Index® value.
If an index security does not trade on the relevant Nasdaq exchange on a given day or the relevant Nasdaq exchange has not opened for trading, the previous index calculation day’s closing price for index security (adjusted for corporate actions occurring prior to market open on the current day, if any) is used. If an index security is halted during the trading day, the most recent last sale price is used until trading resumes. For securities where the Nasdaq Stock Market is the relevant Nasdaq exchange, the last sale price may be the Nasdaq Official Closing Price when it is closed.
Index Maintenance
Deletion Policy
If, at any time other than an index reconstitution, Nasdaq determines that an index security has or will undergo a fundamental alteration that would make it ineligible for index inclusion, the index security is removed as soon as practicable.
Such alterations may include:
•	A listings switch to an ineligible index exchange.
•	Merger, acquisition, or other major corporate event that would adversely impact the integrity of the Nasdaq-100 Index®.
•	If a company is reorganized as a real estate investment trust.
•	If an index security is reclassified as a financial company (Financial industry) according to the Industry Classification Benchmark.
•	If the issuer has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the Nasdaq-100 Index® for two consecutive month ends.
In the case of mergers and acquisitions, the effective date for the removal of an index issuer or security will be largely event-based, with the goal to remove the issuer or security as soon as completion of the acquisition or merger has been deemed highly probable. Notable events include, but are not limited to, completion of various regulatory reviews, the conclusion of material lawsuits and/or shareholder and board approvals.
If at the time of the removal of the index issuer or security there is not sufficient time to provide advance notification of the replacement issuer or security so that both the removal and replacement can be effective on the same day, the index issuer or security being removed will be retained and persisted in the index calculations at its last sale price until the effective date of the replacement issuer or security’s entry to the Nasdaq-100 Index®.
Replacement Policy
Securities may be added to the Nasdaq-100 Index® outside of the index reconstitution when there is a deletion. The index security (or all Reference Asset Constituents under the same issuer, if appropriate) is replaced as soon as practicable if the issuer in its entirety is being deleted from the Nasdaq-100 Index®. The issuer with the largest market capitalization and that meets all eligibility criteria as of the prior month end which is not in the Nasdaq-100 Index® will replace the deleted issuer.
For pending deletions set to occur soon after an index reconstitution and/or index rebalance effective date, Nasdaq may decide to remove the index security from the Nasdaq-100 Index® in conjunction with the index reconstitution and/or index rebalance effective date.

Corporate Actions
In the periods between scheduled index reconstitution and rebalancing events, individual Reference Asset Constituents may be subject to a variety of corporate actions and events that require maintenance and adjustments to the Nasdaq-100 Index®.
At the quarterly rebalancing, no changes are made to the Nasdaq-100 Index® from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.
Special Cash Dividends
A special cash dividend is a cash payment by the issuer of the index security to shareholders that the issuer does not consider to be part of its regular dividend paying cycle. A dividend is considered special in the Nasdaq-100 Index® if the information provided by the vendor or the index exchange indicates that the dividend is special. Other nomenclature for a special dividend may include but not be limited to extra, extraordinary, non-recurring, one-time, unusual, etc.
The start of day price of the index security is adjusted downward for the amount of the special cash dividend with no adjustment to the index shares resulting in a change to the divisor.
Return of Capital
A return of capital is a cash distribution paid from the company’s capital surplus rather than its net income or retained earnings. For the purposes of index calculation, Nasdaq will determine the treatment (regular vs. special) of each return of capital event based on whether the payment fits with the company’s regular pattern of dividend payments, or if the payment appears to be extraordinary in nature.
Liquidation Distributions
A liquidation distribution, sometimes referred to as a “liquidating dividend” is a cash distribution made by an issuer in conjunction with the dissolution of its business. Bankruptcy liquidations rarely result in liquidation payments to equity shareholders. Voluntary liquidations, on the other hand, will generally produce one or more liquidation payment events. For the purposes of index calculation, Nasdaq treats liquidation distributions in the same manner as special dividends.
Stock Split / Stock Dividend / Bonus Issue
A stock split, stock dividend and bonus issue are similar transactions which generally result in no change to the market capitalization of the security. They essentially imply the same event and the only difference is in the way the terms are quoted. A stock split or bonus issue is quoted in terms of shares received to shares held and stock dividends are quoted in percentages. This event increases the index shares of the index security based on an adjustment factor, while simultaneously reducing its per share price by applying a corresponding inverse adjustment factor, such that the weight of the index security remains similar before and after the event resulting in no change or a minimal change to the divisor.
Cash and Stock Dividend
An issuer of a security may pay a cash and stock dividend on the same security on the same date. In this case, the cash dividend is processed in the Nasdaq-100 Index® before the stock dividend unless otherwise indicated.
Optional Dividend
An issuer of a security may permit the shareholder to choose between receiving a dividend in cash or stock. In this case, the adjustment is made to the index security in the manner the dividend is announced.
Reverse Stock Split / Consolidation
A reverse split generally results in no change to the market capitalization of the security. Reverse splits are quoted in terms of shares received to shares held. This event decreases the number of index shares of the index security based on an adjustment factor while simultaneously increasing its per share price by applying a corresponding inverse adjustment factor, such that the weight of the index security remains similar before and after the event resulting in no change or a minimal change to the divisor.
Rights Offering / Issue
An issuer may offer to existing shareholders the right to participate in a new issuance of shares in proportion to each shareholder’s existing holdings of the security at a set price (the subscription price) during a subscription period. Shareholders are allotted rights in accordance with the ratio set by the company. The rights may trade for a certain period of time during the subscription period, allowing shareholders the opportunity to sell their rights in the market. Failure to subscribe to the rights prior to the end of the subscription period will result in their expiration and the shareholders forfeiture of the opportunity to purchase new shares under the rights issuance.

Renounceable rights offering: The rights issued to an existing shareholder are transferable in the open market and are able to be sold separately from the shares to other investors during the term of the right. Renounceable rights are referred to as “transferable” or “tradable”.
Non-renounceable rights offering: The rights issued to an existing shareholder cannot be traded. Shareholders must either subscribe to the rights or they lapse upon expiration of the subscription period.
Whether the rights offering is renounceable or non-renounceable, if the distribution is of the same index security, the price and index shares are adjusted if the rights have a subscription price on an equivalent per share basis that is less than its last sale price (in-the money) of the index security. The price is adjusted downward for the value of the right.
The index shares are increased to reflect the full exercise of the rights offering. The number of additional index shares is determined by multiplying the number of rights issued per index security by the current number of index shares, then dividing that product by the number of rights required to purchase one new index security. This results in a divisor adjustment.
If the rights have a subscription price on an equivalent per share basis that is greater than the last sale price (out of the money) of the index security on the day before the ex-distribution date, no adjustment will be made to the price or index shares of the index security, even if the offering is underwritten or otherwise guaranteed in some way. If the distribution is not available to all shareholders, then no adjustment is made to either the price or index shares of the index security.
Stock Distribution of Another Security
An issuer may distribute shares of a different class or class of shares of another existing company to shareholders of the index security.
The price of the index security will be adjusted downward to reflect the value of the distribution. The value of the distribution is calculated as the last sale price of the distributed security multiplied by the distribution ratio and no adjustment will be made to the index shares. This will result in a divisor adjustment.
Spin-offs
A spin-off or de-merger occurs when an issuer (the parent) “spins off” a business it owns into a separate new issuer (the spinco). The spinco takes assets, intellectual property, technology, and/or existing products from the parent and forms its own company. Shares of the spinco are distributed to the shareholders of the parent at a ratio established by the parent. It is expressed as the ratio of new shares in the spinco to the existing shares in the parent.
If the parent is an index security and there is a when-issued market for the spinco, the price of the parent is adjusted downward for the value of the spinco. The value of the spinco is calculated as the spin-off ratio multiplied by the when-issued last sale price of the spinco. There is no adjustment to the index shares of the parent. This will result in a divisor adjustment. The spinco is not added to the Nasdaq-100 Index®.
If there is no when-issued market for the spinco, then no price or index share adjustment is made to the index security. The spinco is not added to the Nasdaq-100 Index®.
Tracking Stocks
A separate line of stock which is issued for the purpose of “tracking” the financial performance of a particular business line, division or subsidiary of a company is often referred to as a “tracking stock.” The pro-rata distribution of a newly issued tracking stock to existing shareholders of the “parent” company is handled in accordance with the guidelines for spin-offs. A similar distribution of a pre-existing tracking stock is handled as a stock distribution of another security.
Mergers & Acquisitions (M&A)
A merger/acquisition is the combination of two (or more) companies into one larger company, involving an exchange of stock and/or cash payment to the shareholders of the acquired company.
If the issuer of the index security is the company being acquired, the index security is removed the day following the shareholder vote or the expected expiration of the tender offer, provided the acquisition is not contested. In the event the acquisition is contested, the deletion occurs once results have been received that indicate the acquisition will likely be successful. If the approval is by written consent, then the removal occurs as soon as reasonably practical thereafter.
When the acquiring company is an index security, it may incur an increase in its index shares if the acquisition involves an exchange of stock as payment.
Additions / Deletions
The addition or deletion of a security will generally result in a divisor change. Reference Asset Constituents are added or removed from the Nasdaq-100 Index® at their last sale price on the day prior to the effective date of the change.

Halted Securities
If an index security, at the time of its removal from the Nasdaq-100 Index®, is halted from trading on its index exchange and its current last sale price cannot readily be determined, the index security may, at Nasdaq’s discretion, be removed at a price of 0.00000001 (“zero price”). This price is applied to the index security after the close of all the trading markets in the Nasdaq-100 Index® but prior to the time the official closing value of the Nasdaq-100 Index® is disseminated.
Index Share and TSO Changes
A security’s index shares may change as a result of events other than those corporate actions/events noted above. If a change in TSO arising from other corporate events is greater than or equal to 10%, an adjustment to index shares is made as soon as practicable after being sufficiently verified. If the change in TSO is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The index shares are adjusted by the same percentage amount by which the TSO has changed.
Bankruptcy
In the event that an existing index constituent files for bankruptcy or equivalent protection from creditors, affected securities will be removed from their respective indexes, on a best-efforts basis, as soon as practicable after Nasdaq becomes aware of the filing.
If the index constituent is still available for trading on its primary exchange, it is removed from the Nasdaq-100 Index® at the security’s last trading price. If the security is no longer trading per its primary exchange, the constituent may be removed at an OTC price, if judged reliable. When no sufficiently reliable price exists, the security is removed at a price of zero.
Sanctions
Generally, Nasdaq Indices will approach the treatment of sanctions through the lens of United States, United Kingdom, and/or European Union based investors. Most sanctions can be thought of as being either comprehensive or selective:
Comprehensive sanctions programs are geographically oriented, and often apply broad-based financial restrictions on entire countries. Examples include Cuba, North Korea, Iran, and Syria. Companies in countries targeted by comprehensive sanctions are not eligible for inclusion in the Nasdaq-100 Index®.
Other sanctions programs are more selective, and target specific companies and individuals regardless of their locations. Nasdaq consults multiple sources in order to identify and interpret relevant sanctions on a best-efforts basis.
Because different sanctions programs include a variety of evolving restrictions and requirements, sanctions generally require a case-by-case review. Any resulting index adjustments, if necessary, will be made at the sole discretion of the Nasdaq Index Management Committee.
Other Adjustments
Nasdaq may make adjustments in circumstances other than those detailed in the index methodology, but not limited to adjustments necessary to ensure Nasdaq-100 Index® and/or market integrity. Nasdaq may exercise discretion or expert judgement (other than that which is purely mechanical and, where relevant, implemented in accordance with the index methodology) when the situation calls for the interpretation of data in calculating and maintaining the Nasdaq-100 Index®, including application of corporate actions. The use of expert judgement is overseen by the index governance process and mandates that the discretion or expert judgement would be exercised (i) in good faith and in a commercially reasonable manner and (ii) in such a manner as to ensure, as far as commercially reasonable, consistency in the approach it adopts with regard to the exercise of such discretion or expert judgement.
Index Governance
The Nasdaq Index Management Committee approves all new index methodologies. This committee is comprised of full-time professional members of Nasdaq. The committee meets regularly, and reviews items including, but not limited to, pending corporate actions that may affect index constituents, statistics comparing the composition of the indexes to the market, companies that are being considered as candidates for addition to an index, and any significant market events.
Discretionary Adjustment
The index methodology was created by Nasdaq to achieve the aforementioned objective of measuring the underlying purpose of the Nasdaq-100 Index®. Any deviations from the index methodology are made in the sole judgment and discretion of Nasdaq so that the Nasdaq-100 Index® continues to achieve its objective.
License Agreement

We have entered into a non-exclusive license agreement with Nasdaq, Inc., which grants us a license in exchange for a fee to use the Nasdaq-100 Index® in connection with the issuance of certain securities, including the Notes.
The Notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to TD (“Licensee”) is in the licensing of the Nasdaq-100® , Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by the Corporations without regard to Licensee or the Notes. The Corporations have no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Nasdaq-100 Index® . The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.
The corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index® or any data included therein. The corporations make no warranty, express or implied, as to results to be obtained by licensee, owners of the Notes, or any other person or entity from the use of the Nasdaq -100 Index® or any data included therein. The corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq -100 Index® or any data included therein. Without limiting any of the foregoing, in no event shall the corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

Historical Information
The graph below shows the daily historical Closing Levels of the Reference Asset from April 26, 2012 through April 26, 2022. The dotted line represents the Buffer Level of 9,776.797065, which is equal to 75.15% of the Closing Level of the Reference Asset on April 26, 2022.
We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you any assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Nasdaq-100 Index® (NDX)

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Material U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” in the product supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.
U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as prepaid derivative contracts with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the taxable disposition of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further under “Material U.S. Federal Income Tax Consequences — Alternative Treatments” in the product supplement. For example, there may be a risk that the IRS could assert that the Notes should not give rise to long-term capital gain or loss because the Notes offer, at least in part, short exposure to the Reference Asset.
Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under “Material U.S. Federal Income Tax Consequences” of the product supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.
Section 1297. We will not attempt to ascertain whether any Reference Asset Constituent Issuer would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the taxable disposition of a Note. U.S. holders should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult their tax advisors regarding the possible consequences to them if any such entity is or becomes a PFIC.
Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.
Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, as discussed below, gain realized from the taxable disposition of the Notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Section 897. We will not attempt to ascertain whether any Reference Asset Constituent Issuer would be treated as a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity and the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and the Notes as USRPI.
Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2023.
Based on our determination that the Notes are not “delta-one” with respect to the Reference Asset or any U.S. Reference Asset Constituent, our special U.S. tax counsel is of the opinion that the Notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations on the date the terms of the Notes are set. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after the date the terms are set, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes. If you enter, or have entered, into other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.
Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.
Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.
It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.
Both U.S. and non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD and those of the Reference Asset Constituent Issuers).

Supplemental Plan of Distribution (Conflicts of Interest)
We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less any underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers. We or one of our affiliates will also pay a fee to SIMON Markets LLC, a broker-dealer affiliated with Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the Notes. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.
Delivery of the Notes will be made against payment for the Notes on the Issue Date, which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest. TDS is an affiliate of TD and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We, TDS or any of our affiliates may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us, TDS or any of our affiliates, this pricing supplement is being used in a market-making transaction unless we, TDS or any of our affiliates informs such purchaser otherwise in the confirmation of sale.
Prohibition of Sales to EEA and United Kingdom Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, subject to amendments made by the Markets in Financial Instruments (Amendment) (EU Exit) Regulations 2018 (SI 2018/1403), as may be amended or superseded from time to time (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Validity of the Notes
In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated March 4, 2022 filed as an exhibit to the Current Report on Form 6-K on March 4, 2022.
In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the Senior Indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the Trustee, enforceable against the Trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated February 4, 2022, which has been filed as Exhibit 5.2 to the Registration Statement on Form F-3 filed by TD on February 4, 2022.